UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. _)


                         World Waste Technologies, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   981517-10-5
             ------------------------------------------------------
                                 (CUSIP Number)

                                 Steve Racoosin
                       c/o World Waste Technologies, Inc.
                      13520 Evening Creek Drive, Suite 130
                           San Diego, California 92128

                                 with a copy to:

                             Lawrence Schnapp, Esq.
                                  Troy & Gould
                       1801 Century Park East, 16th Floor
                          Los Angeles, California 90067
                                 (310) 553-4441
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 24, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.



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
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--- ----------------------------------------------------------------------------
1   Name of Reporting Persons:  Steve Racoosin
    I.R.S. Identification No. of Above Persons (entities only)
--- ----------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   Source of Funds (See Instructions)
    OO
--- ----------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required                     |_|
    Pursuant to Items 2(d) or 2(e)
--- ----------------------------------------------------------------------------
6   Citizenship or Place of Organization
    United States of America
---------------------------------------------- -------- ------------------------
                  Number of                    7        Sole Voting Power
                    Shares                              3,461,900
                 Beneficially                  -------- ------------------------
                Owned by Each                  8        Shared Voting Power
                  Reporting                             0
                 Person with                   -------- ------------------------
                                               9        Sole Dispositive Power
                                                        3,461,900
---------------------------------------------- -------- ------------------------
                                               10       Shared Dispositive Power
                                                        0
--- ----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    3,461,900
--- ----------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes                   |_|
    Certain Shares (See Instructions)
--- ----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    16.2%
--- ----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    IN
--- ----------------------------------------------------------------------------

--- ----------------------------------------------------------------------------
1        Name of Reporting Persons:  One World Zero Waste, LLC
    I.R.S. Identification No. of Above Persons (entities only)
--- ----------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   Source of Funds (See Instructions)
    OO
--- ----------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required                     |_|
    Pursuant to Items 2(d) or 2(e)
--- ----------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Nevada
---------------------------------------------- -------- ------------------------
                  Number of                    7        Sole Voting Power
                    Shares                              2,161,900
                 Beneficially                  -------- ------------------------
                Owned by Each                  8        Shared Voting Power
                  Reporting                             0
                 Person with                   -------- ------------------------
                                               9        Sole Dispositive Power
                                                        2,161,900
                                               -------- ------------------------
                                               10       Shared Dispositive Power
                                                        0
--- ----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,161,900
--- ----------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes                   |_|
    Certain Shares (See Instructions)
--- ----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    10.1%
--- ----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    OO
--- ----------------------------------------------------------------------------

--- ----------------------------------------------------------------------------
1   Name of Reporting Persons:  Jan-Can LP
    I.R.S. Identification No. of Above Persons (entities only)
--- ----------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   Source of Funds (See Instructions)
    OO
--- ----------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required                     |_|
    Pursuant to Items 2(d) or 2(e)
--- ----------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Nevada
---------------------------------------------- ------ --------------------------
                  Number of                    7      Sole Voting Power
                    Shares                            1,300,000
                 Beneficially                  ------ --------------------------
                Owned by Each                  8      Shared Voting Power
                  Reporting                           0
                 Person with                   ------ --------------------------
                                               9      Sole Dispositive Power
                                                      1,300,000
---------------------------------------------- ------ --------------------------
                                               10     Shared Dispositive Power
                                                      0
--- ----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,300,000
--- ----------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes                   |_|
    Certain Shares (See Instructions)
--- ----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    6.1%
--- ----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    PN
-------- -----------------------------------------------------------------------




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
ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock, $0.001 par value ("Common Stock"), of World Waste Technologies, Inc., a California corporation (the "Company"). The principal executive office of the Company is located at 13520 Evening Creek Drive, Suite 130, San Diego, California 92128.

ITEM 2.     IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Steve Racoosin.

         (b) Mr. Racoosin's business address is 13520 Evening Creek Drive, Suite 130, San Diego, California 92128

         (c) Mr. Racoosin's principal occupation is serving as President and Director of the Company

         (d)-(e) During the last five years, Mr. Racoosin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Racoosin being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Racoosin is a citizen of the United States.

         One World Zero Waste, LLC is a Nevada limited liability company with its principal place of business located at 202 N. Curry Street, Suite 100, Carson City, Nevada 89703. One World Zero Waste, LLC is a holding company. One World Zero Waste, LLC is owned 100% by Steve Racoosin. During the last five years, One World Zero Waste, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Jan-Can LP is a Nevada limited partnership with its principal place of business located at 202 N. Curry Street, Suite 100, Carson City, Nevada 89703. Jan-Can LP is a holding company. Jan-Can LP's general partner is One World Zero Waste, LLC. During the last five years, Jan-Can LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 4 below, to the extent it relates to the source of funds used in connection with the transactions described in such
Item 4 is incorporated herein by reference.

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
ITEM 4.     PURPOSE OF THE TRANSACTION.

         On August 24, 2004, a newly formed wholly owned subsidiary of Voice Powered Technology International, Inc., a California corporation ("VPTI"), merged with and into World Waste Technologies, Inc., a California corporation ("WWT"). As a result of this merger (the "Merger"), WWT became a wholly owned subsidiary of VPTI and VPTI changed its name to "World Waste Technologies, Inc." The Merger occurred pursuant to an Agreement and Plan of Reorganization dated as of March 25, 2004, as amended on August 24, 2004 (the "Merger Agreement") by and among VPTI, V-CO Acquisition, Inc. and WWT. A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and 2.2. The Merger Agreement is incorporated herein by reference.

         Immediately prior to the Merger, VPTI had 92,970,027 outstanding shares of common stock and no outstanding shares of preferred stock. Prior to the Merger, VPTI implemented a 1 -for -60 reverse split of common stock by amending and restating its articles of incorporation (the "Reverse Split"). After taking into account the Reverse Split and the amendment to the articles of incorporation, the total number of shares that VPTI is authorized to issue was changed from 119,500,000 to 110,000,000, comprised of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The amended articles of incorporation also eliminated the various classes of preferred stock in order to allow the Board of Directors the flexibility to set new classes, series, and other terms and conditions.

         Pursuant to the Merger, VPTI, after taking into account the Reverse Split, issued (i) 20,063,706 shares of its common stock in exchange for all of the outstanding capital stock of WWT (which capital stock included 1,193,500 shares of common stock issued upon the conversion of all of WWT's outstanding promissory notes and 2,245,206 shares of common stock of WWT issued by WWT pursuant to a private placement, in each case prior to the Merger) and (ii) warrants to purchase an additional 1,067,021 shares of its common stock in exchange for warrants to purchase common stock of WWT. The total issued and outstanding shares of VPTI's common stock totals 21,263,706 shares after giving effect to the Merger (assuming that none of the outstanding warrants are exercised). If all 1,067,021 warrants to purchase VPTI's common stock are exercised, the total issued and outstanding shares of VPTI's common stock would then total 22,330,727.

         The share exchange ratio in the Merger was determined through arms'-length negotiations between VPTI and WWT.

         Other than securities of the Company that Mr. Racoosin, One World Zero Waste, LLC or Jan-Can LP may purchase on the open market from time to time or as set forth in Item 5, none of these parties presently has any plan or proposal which relates to or would result in any of the events set forth in Item 4 of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Based upon 21,263,706 shares of Company common stock outstanding on or about August 24, 2004, Mr. Racoosin beneficially owns 3,461,900 shares of Company common stock, representing 16.1% of the outstanding common stock, of which:

         (1) 2,161,000 shares are beneficially owned by One World Zero Waste , LLC of which Mr. Racoosin has the sole power to dispose and power to vote; and

         (2) 1,300,000 shares are beneficially owned by Jan-Can LP of which Mr. Racoosin has the sole power to dispose and power to vote.

         (c) Except as described herein, none of Mr. Racoosin, One World Zero Waste, LLC nor Jan-Can LP has not acquired or disposed of, any shares of the Company's common stock during the past 60 days. On June 16, 2004, Mr. Racoosin contributed 3,286,500 shares of Company stock to One World Zero Waste, LLC. Mr. Racoosin concurrently contributed 174,500 shares of Company stock to Pala Mesa, LP ( A Nevada Limited Partnership). One World Zero Waste, LLC is the General Partner of Pala Mesa, LP. Subsequent to the above, but on the same day, One World Zero Waste, LLC contributed 1,125,500 shares of Company stock to Jan-Can, LP in exchange for a GP and LP interest. Additionally, Pala Mesa, LP gifted 174,500 shares of Company stock to Jan-Can, LP.

         Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Merger Agreement, to the best knowledge of Mr. Racoosin, One World Zero Waste, LLC and Jan-Can LP, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of Mr. Racoosin, One World Zero Waste, LLC and Jan-Can LP and any other person, with respect to any securities of the Company, including, but not limited to, transferor voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1 Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.

Exhibit 2.2 Amendment No. 1 dated August 24, 2004 to Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.


















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
                                    Signature

         After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 2, 2004

                             /s/ Steve Racoosin
                             -----------------------------------------------
                             Steve Racoosin, individually


                             ONE WORLD ZERO WASTE, LLC

                             By: /s/ Steve Racoosin
                                --------------------------------------------
                             Name: Steve Racoosin
                             Title: Managing Member

                             JAN-CAN LP


                             By:  /s/ Steve Racoosin
                                --------------------------------------------
                             Name: Steve Racoosin
                             Title: Managing member of the General Partner, One World Zero Waste, LLC

                                  EXHIBIT INDEX

Exhibit    Description
---------  ---------------------------------------------------------------------

2.1 Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.
2.2 Amendment No. 1 dated August 24, 2004 to Agreement and Plan of Reorganization dated as of March 25, 2004 among VPTI, V-CO Acquisition, Inc. and WWT.















































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